

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

<u>Via Email</u>
John Wain
Chief Financial Officer
Rouse Properties, Inc.
1114 Avenue of the Americas
Suite 2800
New York, New York 10036

      Re: **Rouse Properties, Inc.**
               Form 10-K
               Filed March 7, 2013
               Form 10-Q
               Filed May 7, 2013
               File No. 001-35287

Dear Mr. Wain:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cicely LaMothe

               Cicely LaMothe
               Senior Assistant Chief Accountant